Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Partners
Lepercq Corporate Income Fund L.P.:

We consent to the incorporation by reference in the registration statement on Form S-4 (File No. 033-04215) of Lepercq Corporate Income Fund L.P. of our report dated February 26, 2015, with respect to the consolidated balance sheets of Lepercq Corporate Income Fund L.P. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule III, which appear in the December 31, 2014 annual report on Form 10-K of Lepercq Corporate Income Fund L.P.
/s/ KPMG LLP
New York, New York
February 26, 2015